EXHIBIT 21
                                SUBSIDIARIES

The Registrant has one wholly-owned subsidiary: SEA, Inc., a Delaware Corporation. Nautical Realty A/S, a Danish Corporation was dissolved during the year ended October 3, 1998.

The Registrant has a 97.5% owned subsidiary - Narrowband Network Systems, Inc. - A Washington Corporation, and a 60% owned subsidiary - Datamarine International Australia PTY, LTD. - A New South Wales, Australia
Corporation.